WOODSIDE
AUSTRALIAN ENERGY

02 JUL 11 AM 12:47

5 June 2002

02042500

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Laminaria North-1 (AC/L5) lodged with the Australian Stock Exchange ("ASX") on 4 June 2002.
- Stock Exchange Release in relation to Lantana-1 (AC/P4) lodged with the ASX on 4 June 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

LYNNE KYLE
Corporate Assistant

7/12

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

4 June 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

AC/L5
Laminaria North-1

Woodside Petroleum Ltd., Operator of the AC/L5 Joint Venture, reports that the Laminaria North-1 exploration well located in the Timor Sea has been drilled to 3420 metres and final logs have been run. There were no hydrocarbons encountered and the well will be plugged and abandoned.

All reported depths are referenced to the rig rotary table.

Woodside's interest in this well is 66.67% with Shell Development (Australia) Proprietary Limited holding 33.33%. BHP-Billiton Petroleum (Northwest Shelf) Pty Ltd, the other participant in the AC/L5 Joint Venture, elected not to participate in the drilling of this well.

ANTHONY NIARDONE
Asst. Company Secretary

4 June 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

AC/P4
Lantana-1

Woodside Petroleum Ltd., Operator of the AC/P4 permit, reports that on 4 June 2002 the Lantana-1 exploration well located in the Vulcan Sub-basin of the North West Shelf was at a depth of 1685 metres and 7 inch liner was being run.

Since the last report, a $12^1/_4$ inch hole was drilled from 232 metres to 1513 metres, the $9^5/_8$ inch casing and blow out preventers were run and an 8½ inch hole was drilled to 1685 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in AC/P4 is 80%. The other participant in the permit is OMV Timor Sea Pty Ltd a wholly owned subsidiary of OMV Australia Pty Ltd (20%).

ANTHONY NIARDONE
Assistant Company Secretary